LANXESS
Energizing Chemistry

RECEIVED

2007 AUG -3 A 5:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LANXESS AG / 51369 Leverkusen

Officer of International Corporate Finance
Securities and Exchange Commissi[redacted]
450 Fifth Street N.W.
Washington DC 20549
USA

07025678

SUPPL

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

July 31, 2007

LANXESS AG
Dr. Matthias Rücker
Law & Intellectual Property
Building K 10 / Room 3089
51369 Leverkusen,
Chemiepark Leverkusen

Phone +49 214 30-43808
Fax +49 214 30-24806
matthias.ruecker@lanxess.com
www.lanxess.com

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Yours sincerely,
LANXESS AG

Lanxess AG
51369 Leverkusen
Germany

SEC Az: 82-34846

Dr. Matthias Rücker

Enclosure:

Amended Articles of Association following Annual Stockholders' Meeting

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

dlw 8/3

Satzung der LANXESS Aktiengesellschaft

Abschnitt I
Allgemeine Bestimmungen

§ 1
Firma und Sitz

(1) Die Gesellschaft führt die Firma LANXESS Aktiengesellschaft.

(2) Sie hat ihren Sitz in Leverkusen.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist Erzeugung, Vertrieb, sonstige industrielle Betätigung oder Erbringung von Dienstleistungen auf den Gebieten Chemie und Polymere.

(2) Die Gesellschaft ist berechtigt, alle Geschäfte vorzunehmen, die mit dem Gegenstand des Unternehmens zusammenhängen oder ihm unmittelbar oder mittelbar zu dienen geeignet sind.

(3) Die Gesellschaft kann andere Unternehmen gründen, erwerben und sich an ihnen beteiligen, insbesondere an solchen, deren Unternehmensgegenstände sich ganz oder teilweise auf die in Abs. 1 genannten Gebiete erstrecken. Sie kann Unternehmen, an denen sie beteiligt ist, unter ihrer einheitlichen Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern oder verbundenen Unternehmen überlassen.

§ 3

Geschäftsjahr, Bekanntmachung, Gerichtsstand, Informationen

(1) Das Geschäftsjahr ist das Kalenderjahr.

(2) Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger.

(3) Für alle Streitigkeiten zwischen der Gesellschaft und ihren Aktionären besteht ein Gerichtsstand am Sitz der Gesellschaft. Ausländische Gerichte sind für solche Streitigkeiten nicht zuständig.

(4) Informationen an die Inhaber zugelassener Wertpapiere der Gesellschaft können bei Vorliegen der gesetzlichen Voraussetzungen auch durch Datenfernübertragung übermittelt werden.

Abschnitt II
Grundkapital und Aktien

§ 4

Grundkapital

(1) Das Grundkapital beträgt Euro 84.620.670,00 und ist eingeteilt in 84.620.670 auf den Inhaber lautende Aktien (Stückaktien).

(2) Der Vorstand ist ermächtigt, das Grundkapital bis zum 30. August 2009 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Stückaktien gegen Bar- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt Euro 36.517.096 zu erhöhen. Den Aktionären ist mit den nachfolgenden Einschränkungen ein Bezugsrecht einzuräumen: Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um Inhabern der von der Gesellschaft oder ihren Tochtergesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelrechts zustehen würde. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen, sofern die Kapitalerhöhung gegen Sacheinlagen zum Zwecke

des Erwerbs von Unternehmen, Unternehmensteilen oder von Beteiligungen an Unternehmen erfolgt. Darüber hinaus ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht in dem Umfang auszuschließen, in dem es erforderlich ist, um bei Ausübung des Wandlungsrechts bzw. bei Erfüllung der Wandlungspflicht aus der von der Gesellschaft gemäß Beschluss der Hauptversammlung vom 15. September 2004 begebenen Wandelschuldverschreibung im Nominalbetrag von € 200.000.000,00 den Inhabern dieser Wandelschuldverschreibung neue Stückaktien gewähren zu können. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats, das Bezugsrecht in dem Umfang auszuschließen, in dem dies erforderlich ist, um Inhabern bzw. Gläubigern von Wandel- und/oder Optionsschuldverschreibungen, Genussrechten und/oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente), die von der Gesellschaft oder deren unmittelbaren oder mittelbaren Beteiligungsgesellschaften ausgegeben wurden oder auszugeben sind, bei Ausübung des Wandlungs- bzw. Optionsrechts oder bei Erfüllung der Wandlungspflicht neue auf den Inhaber lautende Stückaktien gewähren zu können. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht bei einer Kapitalerhöhung gegen Bareinlagen für einen Betrag von bis zu 10 % des bei Beschlussfassung über die erstmalige Ausnutzung des genehmigten Kapitals vorhandenen Grundkapitals auszuschließen, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien der Gesellschaft zum Zeitpunkt der endgültigen Festlegung des Ausgabebetrages, der möglichst zeitnah zur Platzierung der Aktien erfolgen soll, nicht wesentlich unterschreitet. Die Höchstgrenze von 10% des Grundkapitals vermindert sich um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in direkter oder entsprechender Anwendung des § 186 Absatz 3 Satz 4 AktG ausgegeben oder veräußert wurden. Ferner vermindert sich diese Grenze um Aktien, die zur Bedienung von Options- oder Wandlungsrechten ausgegeben wurden, sofern die Schuldverschreibungen während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts entsprechend § 186 Absatz 3 Satz 4 AktG ausgegeben wurden. Der Vorstand ist ferner ermächtigt, die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung mit Zustimmung des Aufsichtsrats festzulegen.

(3) Der Vorstand ist ermächtigt, das Grundkapital bis zum 31. Mai 2012 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt EURO 5.793.239 zu erhöhen. Den Aktionären ist mit den nachfolgenden Einschränkungen ein Bezugsrecht einzuräumen: Der Vorstand ist ermächtigt, mit Zustimmung des Auf-

sichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um Inhabern der von der Gesellschaft oder von deren unmittelbaren oder mittelbaren Beteiligungsgesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue auf den Inhaber lautende Stückaktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelungsrechts zustehen würde. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen, sofern die Kapitalerhöhung gegen Sacheinlagen zum Zwecke des Erwerbs von Unternehmen, Unternehmensteilen oder von Beteiligungen an Unternehmen erfolgt. Das Bezugsrecht der Aktionäre kann darüber hinaus mit Zustimmung des Aufsichtsrats auch in dem Umfang ausgeschlossen werden, in dem es erforderlich ist, um Inhabern bzw. Gläubigern von Wandel- und/oder Optionsschuldverschreibungen, Genussrechten und/oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente), die von der Gesellschaft oder von deren unmittelbaren oder mittelbaren Beteiligungsgesellschaften ausgegeben wurden, bei Ausübung des Wandlungs- bzw. Optionsrechts oder bei Erfüllung der Wandlungspflicht neue auf den Inhaber lautende Stückaktien gewähren zu können. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen, wenn der Ausgabebetrag der neuen auf den Inhaber lautenden Stückaktien den Börsenpreis zum Zeitpunkt der endgültigen Festlegung des Ausgabebetrages, der möglichst zeitnah zur Platzierung der auf den Inhaber lautenden Stückaktien erfolgen soll, nicht wesentlich unterschreitet (vereinfachter Bezugsrechtsausschluss nach § 186 Absatz 3 Satz 4 AktG). Die unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 AktG ausgegebenen Aktien dürfen insgesamt 10% des bei Beschlussfassung über die erstmalige Ausnutzung des genehmigten Kapitals vorhandenen Grundkapitals nicht überschreiten. Die Höchstgrenze von 10% des Grundkapitals vermindert sich um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in direkter oder entsprechender Anwendung des § 186 Absatz 3 Satz 4 AktG ausgegeben oder veräußert wurden. Ferner vermindert sich diese Grenze um Aktien, die zur Bedienung von Options- oder Wandlungsrechten ausgegeben wurden oder auszugeben sind, sofern die Schuldverschreibungen während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts entsprechend § 186 Absatz 3 Satz 4 AktG ausgegeben wurden. Der Vorstand ist ferner ermächtigt, die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung mit Zustimmung des Aufsichtsrats festzulegen.

(4) Das Grundkapital ist um bis zu 21.155.167 EURO durch Ausgabe von bis zu 21.155.167 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (bedingtes Kapital I). Die bedingte Kapitalerhöhung dient der Gewährung von auf den Inhaber lautenden Stückaktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, Genussrechten und/oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente), die aufgrund der von der Hauptversammlung vom 31. Mai 2007 unter Tagesordnungspunkt 8 A. beschlossenen Ermächtigung von der Gesellschaft oder deren unmittelbaren oder mittelbaren Beteiligungsgesellschaften gegen Barleistung begeben werden und ein Wandlungs- bzw. Optionsrecht auf neue auf den Inhaber lautende Stückaktien der Gesellschaft gewähren bzw. eine Wandlungspflicht begründen. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von Options- bzw. Wandlungsrechten Gebrauch gemacht wird oder wie die zur Wandlung verpflichteten Inhaber bzw. Gläubiger ihre Pflicht zur Wandlung erfüllen und soweit nicht eigene Aktien oder neue Aktien aus einer Ausnutzung eines genehmigten Kapitals zur Bedienung eingesetzt werden.

Die neuen auf den Inhaber lautenden Stückaktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Options- bzw. Wandlungsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

(5) Das Grundkapital ist um bis zu 21.155.167 EURO durch Ausgabe von bis zu 21.155.167 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (bedingtes Kapital II). Die bedingte Kapitalerhöhung dient der Gewährung von auf den Inhaber lautenden Stückaktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, Genussrechten und/oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente), die aufgrund der von der Hauptversammlung vom 31. Mai 2007 unter Tagesordnungspunkt 9 A. beschlossenen Ermächtigung von der Gesellschaft oder deren unmittelbaren oder mittelbaren Beteiligungsgesellschaften gegen Barleistung begeben werden und ein Wandlungs- bzw. Optionsrecht auf neue auf den Inhaber lautende Stückaktien der Gesellschaft gewähren bzw. eine Wandlungspflicht begründen. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von Options- bzw. Wandlungsrechten Gebrauch gemacht wird oder wie die zur Wandlung verpflichteten Inhaber bzw. Gläubiger ihre Pflicht zur Wandlung erfüllen und soweit nicht eigene Aktien oder neue Aktien aus einer Ausnutzung eines genehmigten Kapitals zur Bedienung eingesetzt werden.

Die neuen auf den Inhaber lautenden Stückaktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Options- bzw. Wandlungsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

(6) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 des Aktiengesetzes geregelt werden.

§ 5
Aktien

(1) Der Anspruch des Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Entscheidung über die Ausgabe von Aktienurkunden und alle damit zusammen hängenden Einzelheiten obliegt dem Vorstand.

Abschnitt III
Verfassung

A. Der Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus wenigstens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Zahl der Mitglieder des Vorstands. Der Aufsichtsrat kann ein Vorstandsmitglied zum Vorsitzenden des Vorstands und ein Vorstandsmitglied zum stellvertretenden Vorsitzenden des Vorstands ernennen. Es können stellvertretende Vorstandsmitglieder bestellt werden.

(2) Der Vorstand kann sich durch einstimmigen Beschluss eine Geschäftsordnung geben, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt.

§ 7
Vertretungsmacht

Die Gesellschaft wird durch zwei Mitglieder des Vorstands oder durch ein Mitglied des Vorstands zusammen mit einem Prokuristen gesetzlich vertreten.

B. Der Aufsichtsrat

§ 8
Zusammensetzung, Wahl, Amtszeit

(1) Der Aufsichtsrat besteht aus 16 Mitgliedern. Acht Mitglieder werden von der Hauptversammlung nach den Bestimmungen des Aktiengesetzes, acht von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes vom 4. Mai 1976 (MitbestG) gewählt.

(2) Die Mitglieder des Aufsichtsrats werden für die Zeit bis zur Beendigung der Hauptversammlung gewählt, die über ihre Entlastung für das vierte Geschäftsjahr nach dem Beginn ihrer Amtszeit beschließt. Das Geschäftsjahr, in dem ihre Amtszeit beginnt, wird dabei nicht mitgerechnet. Die Hauptversammlung kann bei der Bestellung eine kürzere Amtszeit bestimmen.

(3) Gleichzeitig mit den von der Hauptversammlung zu wählenden Aufsichtsratsmitgliedern können ein oder mehrere Ersatzmitglieder gewählt werden. Die Ersatzmitglieder treten bei einem vorzeitigen Ausscheiden des betreffenden Aufsichtsratsmitglieds für dessen restliche Amtszeit in den Aufsichtsrat ein. Die Wahl von Ersatzmitgliedern für die Aufsichtsratsmitglieder der Arbeitnehmer erfolgt nach den Bestimmungen des Mitbestimmungsgesetzes.

(4) Scheidet ein von der Hauptversammlung zu wählendes Mitglied des Aufsichtsrats vor dem Ablauf seiner Amtszeit aus dem Aufsichtsrat aus und steht kein gewähltes Ersatzmitglied zur Verfügung, so erfolgt die Ergänzungswahl eines Nachfolgers, soweit dabei keine kürzere Amtszeit bestimmt wird, für den Rest der Amtszeit des vorzeitig ausgeschiedenen Aufsichtsratsmitglieds.

(5) Die Mitglieder des Aufsichtsrats können ihr Amt jederzeit durch schriftliche Erklärung dem Aufsichtsratsvorsitzenden oder dem Vorstand gegenüber unter Einhaltung einer

Frist von zwei Wochen niederlegen. Die Abberufung eines von den Aktionären zu wählenden Aufsichtsratsmitglieds bedarf einer Mehrheit, die mindestens drei Viertel der abgegebenen Stimmen umfasst.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt aus seiner Mitte einen Aufsichtsratsvorsitzenden und einen Stellvertreter. Die Wahl erfolgt nach den Bestimmungen des Mitbestimmungsgesetzes.

(2) Der Aufsichtsratsvorsitzende und der Stellvertreter werden, soweit bei der Wahl nicht eine kürzere Amtszeit bestimmt wird, jeweils für die Dauer ihrer Mitgliedschaft im Aufsichtsrat zum Vorsitzenden und Stellvertreter gewählt. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Aktionäre bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung.

(3) Scheidet der Aufsichtsratsvorsitzende oder der Stellvertreter vor Ablauf der Amtszeit aus, so wählt der Aufsichtsrat in seiner nächsten Sitzung einen Nachfolger. Bei einem vorzeitigen Ausscheiden des Aufsichtsratsvorsitzenden erfolgt die Einberufung des Aufsichtsrats durch den Stellvertreter.

(4) Der Stellvertreter hat nur dann die Rechte und Pflichten des Vorsitzenden, wenn dieser verhindert ist und Gesetz oder Satzung ihm diese Rechte und Pflichten ausdrücklich übertragen.

§ 10
Einberufung und Beschlussfassung

(1) Der Aufsichtsratsvorsitzende beruft die Sitzungen des Aufsichtsrats ein und leitet sie. Der Aufsichtsrat hat zwei Sitzungen im Kalenderhalbjahr abzuhalten. Er hält ferner dann Sitzungen ab, wenn es gesetzlich erforderlich oder geschäftlich angezeigt ist.

(2) Die Mitglieder des Vorstands können an den Sitzungen des Aufsichtsrats teilnehmen, soweit der Aufsichtsratsvorsitzende aus besonderem Grund nichts anderes bestimmt.

(3) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Aufsichtsratsmitglieder können dadurch an der Beschlussfassung teilnehmen, dass sie durch andere Aufsichtsratsmitglieder schriftliche Stimmabgaben überreichen lassen. Als schriftliche Stimmabgabe gilt auch eine in Textform (§ 126b BGB) übermittelte Stimmabgabe.

(4) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(5) Eine Beschlussfassung des Aufsichtsrats kann auf Veranlassung des Vorsitzenden auch außerhalb einer Sitzung durch mündliche, telefonische, schriftliche sowie in Textform (§ 126b BGB) übermittelte Stimmabgabe erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und in die Niederschrift über die Verhandlung der nächsten Sitzung aufgenommen.

(6) Beschlüsse des Aufsichtsrats bedürfen der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist. Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Beschlussgegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Auch die zweite Stimme kann gemäß Abs. 3 Sätze 4 und 5 schriftlich oder in Textform (§ 126b BGB) abgegeben werden.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften aufzuzeichnen und aufzubewahren. Der Vorsitzende hat die Niederschriften zu unterzeichnen.

(8) Erklärungen des Aufsichtsrats und seiner Ausschüsse werden im Namen des Aufsichtsrats von dem Vorsitzenden abgegeben. Der Vorsitzende, nicht jedoch jedes Mitglied, ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

(9) Der Aufsichtsrat kann Satzungsänderungen beschließen, die nur die Fassung betreffen.

§ 11
Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat beschließt für sich eine Geschäftsordnung.

(2) Der Aufsichtsrat kann neben dem Ausschuss nach § 27 Abs. 3 MitbestG weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können im Rahmen der gesetzlichen Möglichkeiten Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Die Regelungen des § 10 gelten für die Ausschüsse entsprechend. Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im übrigen kann der Aufsichtsrat die Tätigkeit der Ausschüsse in der Geschäftsordnung regeln.

§ 12
Vergütung des Aufsichtsrats

(1) Jedes Mitglied des Aufsichtsrats erhält für seine Tätigkeit eine Vergütung. Die Vergütung enthält feste und erfolgsorientierte Bestandteile.

(2) Jedes Mitglied des Aufsichtsrats erhält eine jährliche feste Vergütung von 30.000 EURO (die „feste Vergütung"). Der Vorsitzende erhält das Dreifache, sein Stellvertreter das Eineinhalbfache der festen Vergütung. Aufsichtsratsmitglieder, die einem Ausschuss angehören, erhalten zusätzlich ein Viertel der festen Vergütung. Aufsichtsratsmitglieder, die in einem Ausschuss den Vorsitz führen, erhalten zusätzlich ein weiteres Viertel der festen Vergütung. Der gem. § 27 Absatz 3 MitbestG zu bildende Ausschuss gilt nicht als Ausschuss im Sinne dieses Absatzes 2. Insgesamt erhält ein Mitglied des Aufsichtsrats im Rahmen der vorstehenden Regelungen maximal das Dreifache der festen Vergütung. Die feste Vergütung ist vier Wochen nach Ende des Geschäftsjahres fällig. Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehören oder in einem

Ausschuss den Vorsitz geführt haben, erhalten eine im Verhältnis der Zeit geringere feste Vergütung.

(3) Jedes Mitglied des Aufsichtsrats erhält ferner eine auch auf den langfristigen Unternehmenserfolg bezogene Vergütung (die „variable Vergütung"), deren Höhe davon abhängt, wie sich der Aktienkurs der Gesellschaft im Vergleich zum Dow Jones STOXX 600 Chemicals SM Index (der „Index") während der Dauer des in § 8 Absatz 2 bestimmten gewöhnlichen Mandats eines Aufsichtsratsmitglieds verhält (der „Betrachtungszeitraum"). Entwickelt sich der Aktienkurs der Gesellschaft innerhalb des Betrachtungszeitraums gleich oder schlechter als der Index, erhalten die Aufsichtsratsmitglieder keine variable Vergütung. Bei einer in Prozent der Veränderung ausgedrückten positiven Abweichung der Entwicklung des Aktienkurses der Gesellschaft im Vergleich zur Entwicklung des Index im Betrachtungszeitraum bis einschließlich 10 Prozentpunkte erhalten die Aufsichtsratsmitglieder 50.000 EURO. Bei einer positiven Abweichung über 10 Prozentpunkte bis einschließlich 20 Prozentpunkte erhalten die Aufsichtsratsmitglieder 100.000 EURO, bei einer 20 Prozentpunkte übersteigenden positiven Abweichung 150.000 EURO. Der sich daraus ergebende Betrag wird für den gesamten Betrachtungszeitraum nur einmalig gezahlt und ist vier Wochen nach Ende des Betrachtungszeitraums fällig.

Basis für den Vergleich sind der Durchschnitt der Schlusswerte des Index und der volumengewichtete Durchschnitt der Aktienkurse der Gesellschaft in der Schlussauktion des Xetra-Handels an der Frankfurter Wertpapierbörse jeweils in den 90 Handelstagen vor der Hauptversammlung, in der die Anteilseignervertreter im Aufsichtsrat der Gesellschaft gewählt werden. Diese Werte werden verglichen mit dem Durchschnitt der Schlusswerte des Index und dem volumengewichteten Durchschnitt der Aktienkurse der Gesellschaft in der Schlussauktion des Xetra-Handels an der Frankfurter Wertpapierbörse jeweils in den 90 Handelstagen vor der Hauptversammlung, mit deren Beendigung das Mandat der Aufsichtsratsmitglieder gem. § 8 Absatz 2 abgelaufen ist.

Gehört ein Aufsichtsratsmitglied nicht den gesamten Betrachtungszeitraum dem Aufsichtsrat an, erhält es eine im Verhältnis der Zeit geringere variable Vergütung. Auch wenn das Mandat nach dem Anfang des Betrachtungszeitraums beginnt oder vor dem Ablauf des Betrachtungszeitraums endet, wird für die Berechnung der variablen Vergütung auf den Durchschnitt der Schlusswerte des Index und den volumengewichteten Durchschnitt der Aktienkurse der Gesellschaft abgestellt, die heranzuziehen wären, wenn das Mandat während des gesamten Betrachtungszeitraums be-

standen hätte. Für ein nach dem Anfang des Betrachtungszeitraums eintretendes oder vor dem Ablauf des Betrachtungszeitraums ausscheidendes Mitglied des Aufsichtsrats ist die variable Vergütung auf maximal 30.000 EURO im Jahr begrenzt.

Sollte der Dow Jones STOXX 600 Chemicals SM Index entfallen, so tritt an dessen Stelle für den gesamten Betrachtungszeitraum derjenige Aktienindex, der dem Dow Jones STOXX 600 Chemicals SM Index in seiner Zusammensetzung am nächsten kommt (der „Nachfolgeindex"). Soweit der Nachfolgeindex nicht in den 90 Handelstagen vor Beginn des Betrachtungszeitraumes existierte, ist der Nachfolgeindex auf der Grundlage seiner erstmaligen Zusammensetzung fiktiv für diesen Zeitraum zu ermitteln.

Der Betrachtungszeitraum beginnt erstmalig mit Ablauf der ordentlichen Hauptversammlung vom 16. Juni 2005.

(4) Jedes Mitglied des Aufsichtsrats und seiner Ausschüsse erhält für jede Aufsichtsratssitzung und Ausschusssitzung, an der es teilnimmt, ein Sitzungsgeld von 500 EURO. Der gem. § 27 Absatz 3 MitbestG zu bildende Ausschuss gilt nicht als Ausschuss im Sinne dieses Absatzes 4. Die dem jeweiligen Aufsichtsratsmitglied in einem Geschäftsjahr zustehenden Sitzungsgelder sind zusammen mit der für das Geschäftsjahr zu zahlenden festen Vergütung fällig.

(5) Sämtliche Vergütungen im Sinne der Absätze 2 bis 4 verstehen sich zuzüglich Umsatzsteuer in der vom Aufsichtsratsmitglied gesetzlich geschuldeten Höhe.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern die durch die Ausübung des Amts entstehenden Auslagen einschließlich einer etwaigen auf den Auslagenersatz entfallenden Umsatzsteuer.

(7) Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt.

C. Die Hauptversammlung

§ 13
Ort der Hauptversammlung

Die Hauptversammlung findet am Sitz der Gesellschaft oder in einer deutschen Gemeinde mit mehr als 100.000 Einwohnern statt.

§ 14
Einberufung der Hauptversammlung

Die Hauptversammlung wird, soweit dazu nicht andere Personen von Gesetzes wegen befugt sind, durch den Vorstand einberufen. Die Einberufung muss mindestens dreißig Tage vor dem Tag, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben, im elektronischen Bundesanzeiger bekannt gemacht werden. Bei der Berechnung der Frist sind der Tag der Einberufung und der Tag, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben, nicht mitzurechnen.

§ 15
Teilnahmeberechtigung

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich spätestens am siebten Tage vor der Hauptversammlung in Textform in deutscher oder englischer Sprache bei der in der Einberufung hierfür mitgeteilten Stelle angemeldet haben.

(2) Darüber hinaus müssen die Aktionäre ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu bedarf es eines Nachweises ihres Anteilbesitzes durch das depotführende Kredit- oder Finanzdienstleistungsinstitut, der sich auf den Beginn des einundzwanzigsten Tages vor der Versammlung zu beziehen hat. Der Nachweis muss in Textform in deutscher oder englischer Sprache erfolgen. Er muss der in der Einberufung hierfür mitgeteilten Stelle spätestens am siebten Tage vor der Hauptversammlung zugehen.

(3) Vollmachten zur Ausübung des Stimmrechts bedürfen, soweit nicht das Gesetz etwas anderes bestimmt, der Schriftform. In der Einberufung der Hauptversammlung kann jedoch eine Bevollmächtigung in Textform (§ 126b BGB) zugelassen und die Art der

Erteilung der Vollmacht im Einzelnen geregelt werden.

§ 16
Ablauf der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats oder im Fall seiner Verhinderung ein anderes von ihm zu bestimmendes Aufsichtsratsmitglied der Aktionäre. Für den Fall, dass weder der Vorsitzende noch ein von ihm bestimmtes Mitglied des Aufsichtsrats den Vorsitz übernimmt, wird der Versammlungsleiter durch die in der Hauptversammlung anwesenden Aufsichtsratsmitglieder der Aktionäre mit einfacher Mehrheit der Stimmen gewählt.

(2) Der Versammlungsleiter leitet die Verhandlungen und bestimmt die Reihenfolge der Verhandlungsgegenstände und der Redner sowie die Art und Form der Abstimmung. Das Abstimmungsergebnis kann auch durch Abzug der Ja- oder Neinstimmen sowie der Enthaltungen von den den Stimmberechtigten insgesamt zustehenden Stimmen ermittelt werden.

(3) Die Hauptversammlung kann teilweise oder vollständig in Bild und Ton übertragen oder aufgezeichnet werden. Die Einzelheiten der Bild- und Tonübertragung oder der Bild- und Tonaufzeichnung werden zusammen mit der Einladung zur Hauptversammlung in den Gesellschaftsblättern bekannt gemacht.

(4) Der Versammlungsleiter ist ermächtigt, das Frage- und Rederecht der Aktionäre zeitlich angemessen zu beschränken; soweit angemessen, ist er insbesondere ermächtigt, die Frage- und/oder Redezeit einzelner oder aller Aktionäre zu einzelnen oder allen Gegenständen der Hauptversammlung zu Beginn oder während des Verlaufs der Hauptversammlung zu beschränken und, sofern dies im Hinblick auf eine ordnungsgemäße Durchführung der Hauptversammlung rechtlich zulässig ist, den Schluss der Debatte anzuordnen.

§ 17
Beschlussfassung

(1) Jede Aktie gewährt in der Hauptversammlung eine Stimme.

(2) Beschlüsse der Hauptversammlung werden, soweit nicht die Satzung oder das Ge-

setz zwingend etwas Abweichendes bestimmt, mit einfacher Mehrheit der abgegebenen Stimmen und, soweit außerdem eine Kapitalmehrheit erforderlich ist, mit einfacher Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

Abschnitt IV
Jahresabschluss und Gewinnverwendung

§ 18
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss, den Lagebericht, den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Für die Aufstellung des Jahresabschlusses und des Konzernabschlusses sind die gesetzlichen Vorschriften und kaufmännischen Grundsätze maßgebend.

(3) Der Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen nach der Einstellung die Hälfte des Grundkapitals übersteigen würden.

§ 19
Verwendung des Bilanzgewinns

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahrs über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Der Bilanzgewinn wird auf die Aktionäre gleichmäßig verteilt, soweit die Hauptversammlung nicht eine anderweitige Verwendung beschließt.

(3) Die Hauptversammlung kann beschließen, den Bilanzgewinn teilweise oder vollständig im Wege einer Sachausschüttung auf die Aktionäre zu verteilen.

END